Yukon-Nevada Gold Corp. approves Shareholders Rights Plan Agreement

Vancouver, BC – October 4, 2011 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) (the “Company”) announces, subject to acceptance by the applicable securities regulatory authorities and further subject to ratification by the shareholders of the Company, that the Company has entered into a Shareholder Rights Plan Agreement (the "Agreement") made as of October 3, 2011, with Computershare Trust Company of Canada for a term of three years.

The objective of the Board of Directors in adopting this Plan is to achieve full and fair value for the Company’s shareholders in the event of an unsolicited take-over bid for the Company. The Plan is intended to give the Board of Directors and the shareholders of the Company a reasonable amount of time to fully consider a bid if one is made, and to protect the shareholders from unfair, abusive or coercive take-over strategies. By virtue of the Plan’s implementation, anyone seeking to obtain control of the Company will be encouraged to negotiate with the Board of Directors prior to attempting a take-over, or to proceed by way of a “Permitted Bid”. Current Canadian legislation permits a hostile bid to be made in as little as 35 days, giving insufficient time for value-creating strategies to be implemented or competing bids to be made, whereas the Plan as proposed would extend this time available to up to 60 days. The Company is not aware of any pending or threatened take-over bid for the Company.

Under the Plan, the Company has issued one Right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares at 12:01 a.m., Pacific time, on October 3, 2011. Hereafter, each common share issued by the Company during the term of the Plan will have one Right attached to it. The Rights will trade together with the common shares of the Company and will be represented by the certificates representing the common shares of the Company. The term of the Plan is three years unless the rights are earlier redeemed or exchanged.

The Rights are attached to the common shares and cannot be exercised until eight trading days after a triggering event has taken place. A triggering event is one of the following: (i) an Acquiring Person, as defined in the Plan, acquires 20% or more of the common shares of the Company; or (ii) an Acquiring Person announces his intention to make a take-over bid that would result in the person owning 20% or more of the outstanding common shares of the Company. Upon such a triggering event occurring, each Right would separate from the common share and thereafter entitle the holder to purchase common shares at a 50% discount to the market price, up to the amount of the $25 exercise price of the Right.

The Rights will not be separated from the shares if the Acquiring Person makes a Permitted Bid, defined in the Plan to mean a bid made pursuant to a take-over bid circular to all shareholders of the Company, which has a minimum deposit period of at least 60 days and pursuant to which not less than 50% of the common shares, other than those held by the Acquiring Person, are deposited and not withdrawn. The Permitted Bid concept is intended to provide protection to the Company and its shareholders while permitting shareholder democracy to operate by extending the time for deposit to ensure due consideration of the bid and allowing the bid to proceed if a majority of the shareholders tender their shares.

The Agreement exempts “soft lock-up agreements”, provides a modest limit on break fees and exempts money managers and fund managers who are not making a take-over bid.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.